NYSE Arca, Inc. ("Exchange") hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17CFR240.12d2-2(a)(3) That on June 2, 2006 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

The merger between New Albertson's Inc. and SUPERVALU Inc. became effective before the opening on June 2, 2006. Each share of Common Stock of New Albertson's Inc. was converted into $20.35 in cash per share and 0.182 of a share of Common Stock of SUPERVALU Inc.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 2, 2006.